Exhibit 99.7

BAYSWATER URANIUM CORPORATION Management Discussion and Analysis Three Months Ended May 31, 2008

This discussion and analysis of financial position and results of operations is prepared as at July 25, 2008 and should be read in conjunction with the interim consolidated financial statements for the three months ended May 31, 2008 of Bayswater Uranium Corporation (the “Company” or “Bayswater”) with the related notes thereto. Those unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and, as a result, do not contain all disclosure required under generally accepted accounting principles for annual financial statements. Accordingly, readers are referred to the February 29, 2008 annual audited consolidated financial statements of Bayswater and the accompanying notes. All dollar amounts included therein and in the following management discussion and analysis (“MD&A”) are expressed in Canadian dollars except where noted.

This discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered to be reasonable by the Company’s management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made. Additional information on the Company is available for viewing on SEDAR at www.sedar.com.

Description of Business

The Company is a natural resource company engaged in the acquisition, exploration, and development principally of uranium properties with a secondary interest in gold and base metal properties. It holds uranium interests in large land holdings in Labrador, as well as in properties in Saskatchewan, Newfoundland, Nunavut and the Northwest Territories, Canada; in concessions and concession applications in Niger, West Africa; and, as a result of the recently closed amalgamation with Kilgore Minerals Ltd., it owns interests, through its wholly-owned subsidiary, Kilgore Gold Inc., in 22 properties in the western United States. In addition, as a result of the recent closing of the amalgamation with Northern Canadian Uranium Inc. (“NCA”), the Company owns interests, through its subsidiary, NCU Holdings Inc., in 12 uranium properties in the western United States, Saskatchewan, Canada and in Mali; plus several uranium concession applications in two blocks in Niger. During the year ended February 29, 2008, the Company acquired two additional uranium properties in the western United States. Also, through its subsidiary, Jadebay Limited, the Company owns an interest in two base metal prospecting licences in Ireland; and through its subsidiary, Kilgore Gold Inc., owns interests in three gold properties in Idaho. The Company trades on the TSX Venture Exchange under the symbol BAY.

Overall Performance

In 2007, the Company advanced from an explorer of early stage uranium exploration properties in Canada to an explorer with i) a new discovery in Labrador and drill targets on all its Canadian holdings, and ii) an additional portfolio of resource property projects, three of which (Alzada, Montana; Mountain West, Nevada and Elkhorn, Wyoming) , in the western United States, are at the advanced exploration to development stage. For these latter projects, the Company plans to advance them towards feasibility and potential production along an aggressive time line—depending on general market conditions.

The Company, since late in 2005, has entered into a series of property agreements and directly acquired large, strategic land positions in the three most important uranium districts in Canada—including the Central Mineral Belt, Labrador, Thelon Basin, Nunavut and NWT and in Athabasca Basin, Saskatchewan, Canada; made applications for large uranium concessions, of which two have been granted recently, in Niger, West Africa; and has acquired prospecting permits for base metals in southern Ireland. In addition, the Company has entered into a joint venture arrangement with Strongbow Exploration Inc. (“Strongbow”) (TSX-V: SBW) that is designed to identify, acquire and explore uranium properties in Canada—which to date has led to the acquisition of several separate properties in North and South Thelon Basins, Nunavut & NWT. Also, during August, 2006, the amalgamation with Pathfinder Resources Ltd. closed and, as a result, the Company’s land holdings expanded significantly in Thelon Basin, NWT and led to new uranium land interests in the Hermitage Belt, southern Newfoundland and in Guatemala . These land acquisitions comprise in total, including concessions granted in Niger, over 7.7 million acres. Bayswater is currently the largest land holder in the three key uranium districts in Canada with cumulative holdings of over 6.6 million acres. These land positions offer excellent opportunities for generally lower risk for discovery because of their size and strategic location in key uranium districts.

The amalgamation with Kilgore Minerals Ltd., which closed in late July, 2007, was a major milestone for the Company. As a result, the Company now owns a 100% interest in 22 uranium properties including 6 with approximately 12.5 million pounds of non 43-101 compliant historical uranium resources located in Montana, Nevada, Wyoming and California; as well as numerous additional properties in Wyoming and Montana with known uranium mineralization and defined targets for drill testing and potential resource delineation. Five of these properties in three project areas (Alzada, Montana; Mountain West, Nevada and Elkhorn, Wyoming) have historical uranium resources that offer opportunities for advancement to feasibility and potential production. Subsequent to the amalgamation with Kilgore, the Company has been actively engaged compiling various databases acquired by Kilgore, planning property programs and initiating permitting of properties in Montana and Nevada for drilling. Both of these projects have substantial potential for additional resources. A major program of confirmation drilling, metallurgical testing and step out drilling is planned, subject to general market conditions, in order to expand and quantify historical resources according to NI 43-101 standards and to advance these projects towards feasibility.

In addition, the Company has acquired an additional uranium property in New Mexico, referred to as the Tejana Mesa project, that includes optioned (Baca Property) and 100% owned staked claims along a 20 mile favourable roll front system along the margin of the uranium rich region of the Colorado Plateau. Significant historical drilling has been completed by major companies exploring for uranium in this region.

Also, further granting of uranium applications for a large land position in Niger is pending government approval. Niger is an important producer of uranium and the applications submitted by the Company are strategic in relation to known producing uranium mines and undeveloped uranium deposits in the country. Once the concessions are granted, airborne surveying and ground follow-up is warranted subject to current civil unrest in the country being under control. Alternatively, the Company may consider farming out these concessions.

In addition, the Company entered into an option agreement with Stornoway Diamond Corporation on its large Itza Lake property in North Thelon Basin for the purpose of evaluating its diamond potential. Bayswater has the right to participate as to a 40% interest, once Stornoway is vested by spending $4.0 million over 5 years. This allows the Company to focus on uranium exploration but at the same time capitalize on the diamond potential of this property.

Further to the Company’s strategy to expand its interests in uranium resource properties and add to its management team, the Company completed its acquisition of Northern Canadian Uranium Inc. (“NCA”) effective December 21, 2007. As a result of the amalgamation, the Company acquired NCA’s portfolio of uranium properties in 12 project areas, some with historical or NI 43-101 compliant resources, in Canada, United States and in Mali, West Africa, and has made application for 12 uranium concessions in Niger, West Africa. Many of these properties offer considerable synergy with Bayswater’s uranium projects and immediate resource growth potential to the Company—particularly the Elkhorn properties in Wyoming that combined with Bayswater’s adjoining properties have NI 43-101 non compliant historical resources and compliant resources of over 650,000 lbs uranium in 6 separate deposits; Edgemont property, South Dakota; Collins Bay Extension property in the Athabasca Basin, Saskatchewan; Samit property, Mali, West Africa with a non NI 43-101 historical resource of 440,000 lbs uranium and the Carol R Mine property, Nevada. Also, four Niger concessions, once granted, will form a strategic addition to concessions that Bayswater has applied for near the Areva-operated Cominak and Somair uranium mines. In 2007, NCA had initiated permitting of the Elkhorn properties in Wyoming and made preparations for drilling of the Collins Bay Extension property, Saskatchewan for purposes of resource and exploration drilling in 2008. In addition, two key officers and directors of NCA—namely Praveen Varshney and Keith Laskowski, have joined the management of Bayswater respectively as a director and as VP Exploration—USA along with other experienced members of NCA’s uranium exploration team.

During the year ended February 29, 2008, the Company incurred exploration expenditures of approximately $18.9 million and during the three months ended May 31, 2008, the Company incurred additional exploration expenditures totaling $6.3 million. Most of these funds were spent on the Company’s Canadian projects and resulted in significantly advancing all our projects with numerous favourable drill targets identified on all projects and with completion of over 15,000 metres of drilling in 68 holes on our Labrador holdings where the Company has reported its first major uranium discovery on the Anna Lake prospect as first announced October 29, 2007.

The current uranium property assets of Bayswater include five properties at the resource drilling stage—namely, Anna Lake deposit, Labrador; Alzada properties, Montana; Elkhorn properties, Wyoming; Mountain West property, Nevada; and Mali property, West Africa. An additional 8 properties are also at the drill stage, either with drill ready targets or requiring minimal additional work to establish drill ready targets, including additional untested targets within the Company’s Labrador land holdings and targets on the Wisker Valley property, Newfoundland; Brudell Lake and Collins Bay Extension properties, Saskatchewan; North and South Thelon properties, Nunavut and NWT; Baca property, New Mexico; and Edgemont property, South Dakota. This is a very aggressive portfolio of drill ready resource and early stage properties that individually and collectively provide the Company with exceptional opportunit ies for growth.

The current uranium property assets of the Company are a bala nced portfolio of advanced and early stage projects that provide a base for growth and better position the Company to be a market leader in uranium exploration and to become a major international uranium company with production.

For an overview of the evolving strategy of the Company prior to and during this difficult market, the reader is referred to news releases dated January 8 and April 28, 2008.

During 2008, the Company has completed a drilling program on its Colins Bay Extension, Saskatchewan and Wisker Valley, Newfoundland properties to test favourable targets; and completed a winter ground geophysical program on its Brudell Lake property, Saskatchewan in order to better define targets for drill testing. Assay results from drilling these two properties are pending and results of ground work on Brudell Lake are being evaluated.

In addition, the Company has completed the first phase of a planned 2008 two phase drill program on its Elkhorn project, Wyoming and has announced exceptionally good results from the initial 160 holes of the 312 holes drilled on the first phase. Further results are pending.

Drilling is also underway with two drills pursuant to a 20,000 m drill program to test the Anna Lake deposit at depth and to evaluate step out targets along a 10 km favourable corridor at Anna Lake.

During the three months ended May 31, 2008, the Company issued 111,680 common shares for proceeds totaling $37,971 pursuant to the exercise of stock options.

Details of Property Acquisitions, Results of Exploration and Plans

Central Mineral Belt, Labrador

Exploration work carried out in 2007 on the Central Mineral Belt, Labrador property consisted of completion of 68 diamond drill holes totaling 15,231 metres of drilling on the Anna Lake, Dandy, Stipec A, Stipec E and Kanairiktok Bay uranium prospects; 5700 line km of airborne EM and magnetic surveying of a portion of the historic uranium district covering the Company’s Stipec River prospects and airborne radiometric and magnetic anomalies southwest of the Michelin deposit; grid construction over the Anna Lake prospect and areas of potential geologic extension to the northeast and southwest with soil sampling, induced polarization, magnetic and radiometric surveying of the grid area; limited grid controlle d induced polarization and soil surveys over portions of the Stipec River prospects; radon gas surveying over the Ghost Lake A and B radiometric anomalies, a portion of the Anna Lake grid area in the area of the recent discovery from drilling and over a new radioactive sandstone boulder field located in the Stipec river area; further prospecting of a number of radiometric anomalies from the 2006 survey; and radiometric and magnetic airborne surveying totaling about 4500 line km and follow–up prospecting of radiometric anomalies over i) three 100% owned claim blocks comprising 797 claims staked to cover favourable uranium targets marginal to the Company’s land holdings subsequent to the 2006 program and ii) 829 pooled claims optioned/joint ventured with Ucore Uranium Inc. at the east end of the historic uranium belt.

Results of this work have been summarized in news releases dated July 12, August 2, October 15, October 29, November 27, December 10, 2007 and January 4, 2008. Most importantly, the Company has initially reported, as of October 29, 2007, a major uranium discovery at its Anna Lake prospect. Drilling has identified a mineralized zone traced for 600 metres along strike and up to 230 metres vertical depth with approximate true widths of up to 25 metres. The best hole assayed 0.07% U3O8 over 40 metres with significant molybdenum credits. The mineralized zone occurs along the western margin of a north-south trending induced polarization anomaly traced for 1.4 km and is open in all directions. The discovery occurs in an area of extensive overburden consisting of thin glacial deposits of drift and boulder fields. The mineralized zone has potential for higher grade zones at depth based on characteristics of other known deposits in the district. In addition, at Anna Lake, surface geophysical and geochemical surveys have delineated a number of additional targets for drill testing in 2008 along a 10 km long favourable corridor northeast of the deposit.

Based on results of all previous work, including the 2007 program as above, the Company’s land position in the Central Mineral Belt, Labrador, has been reduced from 4,626 sq km to 2,376 sq km to only cover areas of known interest. The Company’s 2,376 sq km of current land holdings comprise 5 large claim blocks and 5 small claim blocks, all owned 100% by the Company except for 207 sq km of pooled claims held under the option / joint venture agreement with Ucore Uranium Inc.

Several prospects identified from the 2006 exploration season as well as further discoveries and additional targets identified from the 2007 work remain to be fully evaluated.

An extensive program on the Labrador project commenced in early May, 2008 including i) further drill testing of the Anna Lake deposit; ii) drilling and further grid surveys along the favourable 10 km corridor at Anna Lake; iii) prospecting of a new uraniferous boulder train discovered late last year in the Stipec River area and iv) further prospecting new uranium targets in the Makkovik River area and of selected priority airborne anomalies. Drilling comprising about 17,000 metres at Anna Lake and 4000 metres on other targets is planned for 2008 with up to three drills. A drill contract has been entered into with Cartwright Drilling Inc. who also conducted the drilling for Bayswater in 2007 on the Labrador project.

Athabasca Basin, Saskatchewan

In 2007, Bayswater completed a 14,000 line km VTEM and magnetic survey, a deep penetrating EM system of Geotech Ltd., over all its Brudell Lake land holdings in the Athabasca Basin. This survey is one of the largest airborne electro-magnetic (EM) programs carried out in the Athabasca Basin by any company to date. The objective of the survey was to locate and define anomalies that may reflect the presence of basement conductors or alteration and associated basement structure that are known to be related to high-grade unconformity-type uranium mineralization.

Results of the above VTEM/magnetic survey were announced December 17, 2007. Five conductors, ranging in length from 3 km to over 7 km, occur in an area of the property which shows strong structural uplifts and down drops associated with ENE-WSW to NE-SE regional basement faults. The conductors range in interpreted depth from 500 to 1,000 metres. Due to the thick cover of Athabasca sandstone and absence of any drilling in the 1.7 million acre property, the basement geology of this area is unknown and interpretive. C. Card of the Saskatchewan Northern Geological Survey Branch recently presented a paper in Saskatoon (December 5, 2007) that suggests the area may be underlain in substantial part by metasediments. Metasediments in other areas of the Athabasca Basin host high-grade ore reserves such as at Cameco Corp’s (TSX: CCO) McArthur River mine and Cigar Lake deposit, as well as a number of other high grade uranium deposits including Shea Creek, operated by AREVA Resources Canada Inc. and UEX Corp. (TSX: UEX), and the Midwest Lake deposit owned by Denison Mines (TSX: DML) and AREVA who recently announced plans to put the deposit into production.

In preparation for drill testing of the above targets, the Company completed preliminary deep penetrating resistivity surveys over the priority areas during the first part of 2008. Quantec Geosciences Ltd. carried out the surveys utilizing the Spartan Magnetotelluric system. This work was carried out in order to more precisely define basement faults in coincidence with electromagnetic conductors, depth to basement and to evaluate the potential presence of alteration zones. These relationships are reflective of favourable geologic environments for unconformity-type uraniu m deposit emplacement. Results of the survey are currently being assessed.

South Thelon Basin, Northwest Territories

In 2007, additional deep penetrating EM surveys, comprising over 7,000 line km, were continued using the Geotech Ltd. VTEM system in areas, not previously surveyed with MegaTem II in 2006, within the internal portion of the Southeast Block in South Thelon Basin. Results of this survey identified three high prior ity targets that average 5 to 10 km in length and are associated with major basement structures.

To date, a total of nine EM targets of potential interest have been identified throughout the South Thelon 2006/2007 survey area. Of these, four high priority targets, including the CL property target and the above targets, have been defined that average 5 to 10 km in length and are associated with major basement structures. These targets will be a focus for Bayswater with respect to further ground geophysical definition and drilling.

Also in 2007, Bayswater carried out a 20,000 line km radiometric and magnetic survey of all its property interests around the margin of the basin, including the Northwest Block and eastern portion of the Southeast Block, in South Thelon. This survey identified 25 high priority radiometric anomalies marginal to the basin which were followed-up by prospecting and mapping. Other targets within the Southeast Block, including historical radiometric anomalies and areas of MegaTem II conductors from the 2006 survey within the internal portion of the basin, were also followed-up by prospecting and mapping. Based on this follow-up work, a significant uranium showing called the Hanbury Showing was discovered in the northwest portion of the NW Claim Block in basement gneisses in close proximity to the unconformity. This showing consists of a series of frost heaved boulders with anomalous radioactivity concentrated in chloritic fractures. Four grab samples assayed between 1,650 and 3,010 ppm U (0.19 and 0.36 % U3O8). This target requires further work prior to drill testing.

In the spring of 2007, applications for land use permits were submitted to the Mackenzie Valley Land and Water Board to allow camp establishment and diamond drilling on priority targets within the South Thelon project area. In late August of 2007, these applications were referred to the Mackenzie Valley Environmental Impact Review Board for a full environmental assessment. Meantime, Bayswater has been granted relief under the Canada Mining Regulations so that assessment requirements for all the claims and prospecting permits in the South Thelon project area will be put in abeyance pending a resolution of the permitting issues.

North Thelon Basin, Nunavut

In 2007, further prospecting, mapping and sampling and ground radiometric and magnetic surveys of most of the radiometric targets identified from airborne surveying of the Company’s land holdings in 2006 was undertaken. Assay results from this work have confirmed that signif icant uranium mineralization of the sediment hosted type has been discovered in outcrop and float in the Amer West Block where Bayswater holds a 100% interest. Prospectors collected 16 grab samples from this block which yielded between 1,050 and 2,720 ppm U (0.12% to 0.32% U3O8) with an average of 1,663 ppm U (0.20% U3O8). This mineralization is stratigraphically hosted in phyllites and feldspathic sandstones of the Amer Lake Group, and the mineralized horizon displays significant continuity along strike in the order of 10’s of kilometers. Limited exposure of this mineralized unit precludes an estimate of its average thickness. Detailed grids will be established this summer on at least two targets in the Amer West Block to follow-up this mineralization by completing detailed geophysics, mapping, prospecting and sampling to better define drill targets.

Other significant 2007 results came from the Permit-2 Block—part of the 50/50 Canada Uranium Joint Venture with Strongbow Exploration Inc. (TSX-V: SBW). Prospectors discovered a small (<0.5 m), subangular, granodiorite boulder which assayed 3,300 ppm U (0.389% U3O8). A major structural break—the Amer Lake Fault Zone, is interpreted to intersect the Thelon sandstone in the area of Permit-2 and extends southwesterly through Permit-1.

Also in 2007, a 16,000 line kilometer fixed-wing airborne radiometric and magnetic survey was completed over the majority of newly acquired claims and permits, comprising approximately 551,600 acres, in the Itza Lake area in order to carry out an initial evaluation of the uranium and diamond potential of this region. These new claims and permits were acquired in 2007 as a result of the 2006 airborne survey which identified a number of circular magnetic features, potentially reflecting kimberlites—potential host for diamonds as noted above, within the Itza claim block, and as a result of the uranium potential along the favourable northeastern margin of the Thelon basin with associated major basement fault structures and areas of basement peletic sediments north of the Kiggavik Trend of uranium deposits. Results from the 2007 airborne survey indicates the presence of several anomalous radiometric targets in favorable geological settings. These radiometric targets are planned to be detaile d prospected and evaluated in 2008.

The Company is waiting on results of Stornoway Diamond Corporation (TSX: SWY) in regards its follow-up work carried out in 2007 on circular magnetic features—indicating potential kimberlite pipes within the Itza claim block pursuant to our option agreement with Stornoway.

The 2008 field program at North Thelon is planned to consist of detailed mapping, prospecting, geophysical surveying and sampling to i) follow-up 2006 radiometric targets in Permit-1 and newly discovered radiometric anomalies from the 2007 survey; and to ii) further evaluate the mineralized trend within the Amer West Block in order to better define drill targets. Field crews have been mobilized and follow-up work has commenced on this project.

WiskerValley, Newfoundland

During the year ended February 29, 2008, the Company signed an agreement with a group of Newfoundland prospectors whereby Bayswater can earn 100% interest in 96,297 acres of property in the Baie Verte area of north-central Newfoundla nd. This region has good infrastructure that includes several towns, seaports, and power lines. The Trans-Canada highway is 25 km south and access to the property itself is provided by a network of bush roads. Bayswater entered into this option agreement due to the presence of grab samples collected by prospectors from widespread bedrock exposures which yielded assays grading up to 0.86% U3O8 with several samples contain ing greater than 0.1% U3O8. Uranium has been discovered in felsic volcanics over an extensive area suggesting that the property is prospective for hosting a near-surface uranium deposit. The style of the mineralization appears similar to the Streltsovka complex in Russia which hosts 20 deposits within a 20 km diameter rhyolite caldera. Combined production, reserves and resources in the deposits of the Streltsovka uranium field totals 280,000 tonnes of U3O8 at an average grade of 0.2% U3O8.

A preliminary follow-up exploration program was completed in 2007 on the property to evaluate mineralization discovered to date and to explore the property for additional mineralized areas in order to identify drill targets. This program included an airborne radiometric and magnetic survey; prospecting and mapping; grid establishment with soil sampling and ground radiometric surveying; and the excavation and sampling of trenches within one area of known uranium mineralization. Several radiometric anomalies were not fully evaluated in 2007.

Results of the 2007 work were encouraging as summarized in news releases of December 5, 2007 and February 21, 2008. The focus of the 2007 ground work was on the Amanda Zone, a uraniferous area of felsic breccias with associated elevated uranium contents in soils measuring about 300 m long by 100 m wide and prospecting of some of the airborne radiometric anomalies. Also, a shear/vein gold occurrence (Road Showing) was sampled and mapped. The best sample from this showing returned an assay of 31.1 g/t Au over a 1.0 m interval. Both the Amanda Zone and Road Showing were evaluated with limited ground geophysics and a minimal 1500 m drill program this winter. Results of this work are pending.

A further follow-up prospecting program of radiometric anomalies is planned for later this summer.

Hermitage Belt, Newfoundland

Limited prospecting was carried out in 2007 on the Hermitage property located in southern Newfoundland. As a result of lack of encouragement from the Company’s exploration efforts in 2006 and 2007 on its land holdings in the Hermitage Belt, it has terminated the joint venture with Commander Resources on the Murphy claims and terminated the option on the Murphy claims and has written off all related costs as at February 29, 2008. However, the Company continues its joint venture with Commander Resources on the Cochrane Pond property that was farmed out to Global Gold under an option/joint venture agreement. Global carried out an airborne survey and follow-up prospecting of anomalous targets in 2007. The 2007 prospecting program did not locate any zones of interest and, consequently, the airborne radiometric survey was reinterpreted by Commander and, as a result, numerous new targets were identified. Global has not informed the Joint Venture as to whether or not it will be proceeding with a 2008 follow-up prospecting program.

Baca Property, New Mexico, United States

During the year ended February 29, 2008, the Company acquired an option to earn a 100% interest in the Baca Property, Catron County, New Mexico by paying US $500,000 (US $50,000 paid) and issuing 1,000,000 common shares (100,000 issued) over a four period. The property consists of 127 staked claims comprising 2540 acres.

Over the last year, the Company acquired a 100% interest by staking 1,576 claims in the region of and contiguous with the Baca property in Catron County along a 20 mile favourable uranium belt. Together with the Baca property, these land holdings comprise 33,940 acres of mineral lands.

The Baca property and adjoining claims staked by the Company, referred to as the Tejana Mesa project, has potential for roll front type uranium deposits associated with favourable sandstone units on the margin of the Colorado Plateau—known for its uranium deposits and production history. The area of the project has received considerable historic exploration drilling for uanium. Data acquisition and compilation is currently being carried out in order to evaluate the potential of the trend and to establish drill targets.

Hurricane Cliffs Property, Utah, United States

During the year ended February 29, 2008, the Company acquired an option to earn a 100% interest in the Hurricane Cliffs Property by paying US $250,000 (US $25,000 paid) and issuing 500,000 common shares (50,000 issued) over a four period. This property has potential for structurally controlled uranium deposits in favourable carbonate units on the margin of the Colorado Plateau. As a result of local anticipated permitting issues, due to private land owners, in areas of potential drill targets, the option has been terminated and all related costs have been written off as of February 29, 2008.

Niger, West Africa

Two concessions, comprising approximately 1000 sq km, that were applied for directly by Bayswater, as part of a block of 12 concessions under application, northwest of the mine area in north central Niger, have been granted to Bayswater. No work is planned on these concessions until all the concessions are granted for this block and civil unrest in the country is under control and it is safe to work in Niger.

Kilgore Minerals Ltd. Amalgamation—Montana, Wyoming, Nevada and California Properties

The Company acquired Kilgore Minerals Ltd. through an amalgamation that closed in late July, 2007. As a result, the Company owns a 100% interest in 22 uranium properties comprising approximately 30,442 acres in claims and state leases in Montana, Wyoming, Nevada and California ; and in addition owns rights to two surface and mineral leases covering 14,319 acres of prospective uranium lands in Carter County, Montana. These leases provide for surface access rights to lands under which the Company has mineral ownership through the location of federal lode claims by Kilgore, and acquisition of privately owned minerals on a portion of one of the leases. On six of the Company’s properties in Montana, Wyoming, Nevada and California , it owns approximately 12.5 million pounds of non 43-101 compliant historical uranium resources. All of these properties, but particularly the ones in Montana (Alzada Project), Wyoming (Elkhorn Project) and Nevada (Mountain West Project), with historical uranium resources offer opportunities for advancement to feasibility and potential production. Significant data bases were acquired by Kilgore on these three project areas—namely one comprising about 4600 drill holes completed by Kerr McGee and other major company’s in southeast Montana and northeast Wyoming; and another involving data on over 360 holes drilled on the Mountain West project by Pathfinder Resources all in the 1970’s to 1980’s.

In anticipatio n of drilling on the Alzada project this year, the Company commenced the permitting and public relations process with regulators, land owners and other stakeholders in southeast Montana in late 2007 and continued until the first quarter of 2008. In early 2008, the Company acquired additional extensive drilling data pursuant to a data base purchase agreement in reference to its land holdings in Carter County, Montana (Alzada Project). This data is currently being compiled and evaluated. In view of the additional data acquired and general market conditions, drilling on the Alzada project has been deferred until market conditions improve. Subject to market conditions and pursuant to completion of the data compilation and evaluation, the Company plans a program of continuing permitting and baseline studies along with an aggressive program of confirmation and step-out drilling, hydrologic and push-pull testing and metallurgical work on the Alzada project, Montana.

During the first half of 2008, the first phase of a planned two phase drill program on the Elkhorn project was completed. This program is discussed below under “Wyoming and South Dakota Properties, USA”.

On the Mountain West project, Nevada, a preliminary compilation of historic drill data has been completed. Permitting on this project is on-going with plans to carry out confirmation and step-out drilling and metallurgical work next year.

Also, several additional properties in Wyoming and Montana have known uranium mineralization and defined targets for drill testing and potential resource delineation. These additional properties are planned to be evaluated by surface work and drilling as warranted.

An environmental review with respect to viability of exploration and mining on the California project is also planned.

Northern Canadian Uranium Inc. Amalgamation--USA, Canada, Mali and Niger Properties

As a result of the amalgamation with Northern Canadian Uranium Inc., which closed in December, 2007, Bayswater acquired a 90% interest, subsequently increased post amalgamation to a 100% interest pursuant to a purchase agreement with Bullion Fund Inc., or otherwise acquired a 100% interest in an additional 12 uranium properties comprising 363,632 acres of mineral lands in Wyoming, South Dakota, Nevada and Saskatchewan plus interests in 10,400 acres of leased surface rights in Wyoming, exploration permits in Mali comprising over 7 million acres and 12 concession applications in Niger comprising over 1.4 million acres in two blocks. These property interests cover 100% owned uranium resources on the Elkhorn Project properties in Wyoming that include i) the Busfield deposit with a NI 43-101 compliant resource comprising an indicated 397,000 lbs eU3O8 grading 0.08% eU3O8 and an additional inferred 5,000 lbs eU3O8 grading 0.08% eU3O8 and ii) 5 separate deposits with an additional approximately 250,900 lbs of non NI 43-101 compliant historical uranium resources; and on the Samit Project property, Mali with historical resources of 440,000 lbs U3O8 grading 0.085% U3O8 that are also non NI 43-101 compliant. Property interests as above, also include numerous additional targets on various properties in Wyoming, Nevada, South Dakota and Saskatchewan with known uranium mineralization and/or defined targets for drill testing and potential resource delineation.

Wyoming and South Dakota properties, USA

Northern Canadian Uranium Inc., prior to the amalgamation with Bayswater, acquired a 100% interest in over 12,000 acres of uranium mineral claims and State of Wyoming leases (the “Properties” including Elkhorn, Edgemont, Mule Creek, Aladdin, Oshoto and Pumpkin Buttes properties) subject to variable royalties as provided in an exploration and option to purchase agreement (“EAOP”) dated March 14th, 2006 between Northern Canadian Minerals Inc. and Miller–Berdahl Partnership (MB). This agreement provides for an area of interest (“AOI”) with an assignment of a variable production royalty to MB. The Properties are located in four historic uranium producing districts and one undeveloped uranium district. Four project areas are located in northeast Wyoming, in Campbell, Crook, Niobrara and Weston counties. One project is located in adjacent areas of northwest South Dakota in Custer and Fall River counties. NCA also staked and received additional mineral claims covering 14,635 additional acres on USBM managed lands, bringing NCA’s total mineral holdings to 876 claims plus state leases comprising 26,635 acres. NCA also acquired three surface and mineral agreements with fee owners, subject to annual payments and royalty agreements, covering 10,001.19 acres.

All the Properties, subject to the MB agreement, are located within the northeastern Powder River Basin (PRB) —a prolific source of natural resources with well-developed infrastructure, and a proven mining friendly environment. The PRB produces uranium, coal, petroleum, and natural gas. Bayswater’s properties lie within four historic uranium producing districts and one undeveloped uranium district. Three uranium mines are in production in this region, which employ in-situ recovery of uranium mineralization. Operating mines are exploiting uranium mineralization that occurs in concentrations that range from approximately 0.1 – 0.3% U3O8. Since 1995, Wyoming has been the leading producer of uranium in the U.S. and also contains the largest uranium reserves in the U.S.

Prior to the amalgamation with Bayswater, NCA focused exploration work on the Busfied deposit within the Elkhorn Project, and completed Phase I and II drilling programs which defined a NI 43-101 compliant indicated uranium resource of 250,000 tonnes at 0.08 % for 397,000 lbs eU3O8. The Busfield resource remains open in three directions for expansion and occurs within the central region of a 12 mile (20 km) long trend of uranium mineralization defined by historic drilling and five historic open pit mines.

On the Elkhorn properties, field mapping and ground radiometric surveys have been completed over all areas of historic mining and drilling by NCA. Wide-spread near surface uranium mineralization has been identified within the regional trend of uranium mineralization at the Elkhorn Project. Extensive additional drilling is required to convert historic resources to compliant NI 43-101 resources, and to expand areas of known uranium resources. Two types of drilling have been planned, including “Resource Definition” drilling and “Reconnaissance” drilling. “Resource Definition” drilling will be completed in areas containing historic resources, defined by previous mining companies, in a manner necessary to calculate NI 43-101 compliant resources, including relatively close spacing on a regular grid with both core and RC drilling to provide radiometric , geologicaland geochemical data. Bayswater has planned an extensive program of drilling on this project in two phases in 2008 for which permits have been received. To date, the Company has completed the first phase of drilling including 312 holes which were focused primarily in the area of the Busfield resource and Quad and Clover pits. Results from 160 of the 312 holes, announced in a news release dated May 20, 2008, are highly encouraging with 33 significant intercepts reported ranging from 3 to 92 feet in thickness with eU3O8% ranging from 0.027 to 0.472 eU3O8%. The best intercept graded 0.129eU3O8% over 92 feet (28.0 m). Consistent with the known historic pits and Busfield resource, all the intercepts are within 100 ft of surface. Results of confirmation assays from core holes and the balance of the rotary holes are pending. A second phase of drilling is currently anticipated for later this summer or fall. Upon completion of the drill program, a revised NI 43-101 resource will be determined.

Data compilation and property investigations is ongoing on other properties in Wyoming and South Dakota with a view to identifying targets for drill testing. One of the more promising targets is the Edgemont property which is adjacent to the Dewey Creek deposit of Powertech Resources in South Dakota. This property is close to the drill stage, pending compilation of data, with possible resource extensions from the Dewey deposit area potentially extending onto Bayswater’s ground.

Nevada Properties, USA

Northern Canadian Uranium Inc., prior to the amalgamation with Bayswater, acquired a 90% interest in three uranium project areas (Carol R Mine, Holiday Mine and Green Monster properties), covering 2,480 acres in southwestern Nevada, subject to an agreement with Bullion Fund Inc. Subsequent to the amalgamation, Bayswater has purchased the remaining 10% interest from Bullion. All three project areas have uranium mineralization identified in various geologic settings with historic assays reported from grab and bulk samples. One project area (Carol R Mine) has historic production and historic company reports state that historic drilling identified areas of continuous mineralization. The projects are at an early stage and are well suited for exploration and drilling. Further evaluation of these properties is warranted to determine the Company’s plans. Nevada is a well established mining state and has favorable infrastructure and climate for mining.

Saskatchewan properties, Canada

Bayswater acquired, pursuant to the amalgamation with Northern Canadian Uranium, three exploration properties in Saskatchewan, all within the region known as the Athabasca Basin. All properties are located immediately outside the boundary of the clastic rocks that define the present “basin”. Pursuant to the amalgamation, Bayswater acquired a 90% interest in all three projects and subsequently thereto purchased the remaining 10% interest from Bullion and now owns a 100% interest in these properties.

The target and deposit types of these properties are characterized as high grade, structure-hosted deposits, related to the Athabasca Basin unconformity. The Collins Bay Extension project is located along the eastern margin of the Athabasca Basin. Bayswater also has two smaller properties (Coin Canyon and Viking), located along the northern border of the basin, east of Uranium City, the site of initial uranium mining in Canada.

The CBE Property is located on the west side of Wollaston Lake in northern Saskatchewan at the eastern extremity of the Athabasca Basin. The CBE property consists of 37,310 hectares of contiguous mineral claims located adjacent to Cameco’s Eagle Point uranium mine and Rabbit Lake uranium mine and mill. The CBE project involves exploring for uranium in areas immediately east of the cover rocks of the Athabasca Basin. Uranium mineralization occurs in the basement rocks, where the Athabasca sandstone has been removed. These areas have the potential to host uranium mineralization that is near surface with favorable metallurgy and competent host rocks, similar to the Eagle Point Mine. The Eagle Point and Collins Bay deposits are closely associated with the Collins Bay fault zone, and have a global resource of approximately 140 million pounds U3O8. The CBE claim block covers over 25 kilometers of the prospective strike extension of the Collins Bay structure as well as other favourable sub-parallel structures.

Airborne VTEM surveying, limited drilling to evaluate lithology and structure and geochemical sampling by NCA has identified several major structures with coincident conductivity, favourable geology and anomalous radon gas in geochemical samples. Numerous anomalous targets from the 2007 survey have been selected on land and in lake areas adjacent to land for drill testing.

Bayswater completed a preliminary 12 hole drill program in the winter of 2008 to test favourable targets located under lake ice near land along the favourable structures as noted above. Assay results from this drilling are pending.

The Coin Canyon property consists of one claim comprising 923 hectares that covers three outcropping uranium occurrences. Uranium mineralization occurs as structurally controlled / shear zone type mineralization which assays up to 3.7% U3O8. The three occurrences are hosted in the footwall gneisses, similar to some of the deposits in the Uranium City and Collins Bay areas. All historic geological data has been compiled and the property has received reconnaissance sampling and mapping to confirm the uranium mineralization and prospectivity for exploration drilling. A well defined target is present, that extends over a strike length of more than 3 kilometers. Drilling of this target is warranted.

The Viking property consists of one recently re-staked claim covering 2,106 hectares, located on the north side of the Athabasca Basin, east of Uranium City. As a result of re-staking, the property was expanded to cover four additional structurally controlled uranium prospects hosted in the footwall gneisses, similar to some of the deposits in the Uranium City and Collins Bay areas. The property also contains a large area of iron oxide alteration with potential for REE elements located north and northeast of the main uranium occurrences. All geological data has been compiled, and the property has received reconnaissance sampling and mapping. Additional work may be warranted on this property.

Mali Properties, West Africa

Pursuant to the amalgamation with NCA, Bayswater has acquired rights to certain tracts of land in northeast Mali. NCA established a subsidiary company in Mali, Northern Canadian Minerals Inc. Mali, that is now a wholly owned subsidiary of Bayswater, which holds the rights to the properties.

The Samit property consists of one Establishment Agreement covering 1000 square kilometers which provides Bayswater with the exclusive right to explore for and mine uranium for a term of 30 years. The Establishment Agreement area covers six uranium occurrences that were discovered and drilled in the 1970’s by PNC, a Japanese utility company. PNC conducted extensive regional exploration programs from 1974-1978 which identified a limestone plateau, containing a 20 km x 20 km concentration of uranium-bearing apacrete (phosphatic) occurrences, near the village of Samit that are located within the Establishment Agreement area. PNC conducted drilling programs in each of the six areas containing uranium mineralization and identified a small uranium resource. PNC initially drilled 39 shallow prospecting holes (135.32 m) followed by 13 deeper holes (501 m) to determine the stratigraphy and controls on uranium mineralization. In 1980-1981, PNC drilled 361 additional core holes (3,084 m) to identify and outline the locations of deeper uranium bearing apacrete occurrences. Historic records (non-NI 43-101 compliant) indicate the uranium contents of the apacrete mineralization ranges from 0.0X % to 0.X%. A report submitted to the Ministry of Mines and Energy by PNC and translated from Japanese indicated “the uranium reserves of the sector are only 200 tons U3O8 with an average content of 0.085% of U3O8”. Bayswater interprets this statement to indicate the drill results identified a uranium resource which contains a total of 200 tons (~440,000 lbs) of U3O8, from mineralized rock containing an average grade of 0.085% U3O8. This is not compliant with the requirements of National Instrument 43-101 and should not be relied upon.

NCA completed initial sampling of four of the uranium prospect areas within the Samit property. Two areas, B and E Zones, contain uranium mineralization that warrants follow-up sampling. These Zones contain uranium mineralization at surface, and at depth as reported from historic drilling programs. The B Zone contains a northwest trending zone of carbonate-hosted fluorapatite-cemented breccia, containing up to 0.085% U3O8. The E Zone, located 6 kilometers northeast of the B Zone, contains regolith-breccia material with up to 0.02% U3O8. Preliminary samples were also taken for metallurgical testing.

The Company also holds rights to a large uranium prospecting permit covering over 29,000 sq km in Mali.

The above properties warrant further work but due to civil unrest in Mali, the Company is planning to either sell or farm-out these properties. However, as a result of the civil unrest, costs relating to these properties were written down to $1 at February 29, 2008.

Niger Properties, West Africa

Prior to the amalgamation with Bayswater, NCA submitted applications for 4 exploration concessions totaling 2000 sq km in the Tim-Mersoi Basin, northern Niger, northwest of the Arlit uranium mining district adjoining concession application areas applied for by Bayswater. These applications are targeted in areas with historic exploration carried out by Pan Ocean Petroleum in the late 1970’s. Public historic information from this work contains extensive drilling and surface geophysical data. Bayswater plans to compile project data once the concessions are granted prior to formalizing its exploration program.

In addition, NCA has submitted applications for 8 concessions in the Djado Basin, in northern Niger. This is a grassroots exploration play, based on the presence of a prospective sedimentary basin, similar to the Tim Mersoi basin. Once concessions are granted, available data will be compiled and exploration planning will be undertaken.

Civil unrest is also on-going in Niger adjacent to neighbouring Mali. As a result the government of Niger has imposed an unofficial “force majeure” with respect to mineral lands located in affected areas which applies to all of the Company’s holdings and applications for concessions in Niger.

Base Metal and Gold Projects Avoca Base Metal Property, Ireland

Deep penetrating induced polarization surveying on the Avoca Base Metal property in Ireland identified numerous conductive targets warranting drill testing for possible high grade massive sulphide copper-zinc-lead zones. A limited drill program of about 1300 metres in two holes is currently underway to test deep targets within the zinc-lead zone in order to maintain the prospecting licenses. Pending results of drilling, the Company is planning to sell or farm-out this property.

Kilgore Gold Property, Idaho, USA

The Kilgore Gold Project in Idaho, acquired pursuant to the Kilgore merger, with an historical resource of nearly ½ million ounces of gold, offers additional potential for both low and high grade gold mineralization and warrants additional drilling. The Company has recently entered into an option/joint venture agreement with Otis Capital Corp. in respect to the Kilgore property and two other early stage gold properties in Idaho.

Other Gold Property Acquisitions

Bayswater has previously applied for two gold concessions in Niger, West Africa under the old mining code. Bayswater decided not to proceed with these applications under the new system. Also, the Company has applied for six gold permits in Italy , all of which have now been granted. The Company is planning to sell or farm-out these permits.

Future Plans and Outlook

Bayswater aims to significantly increase its uranium resources in fiscal 2009 through an aggressive 2008 -planned $18-million exploration program that will feature drilling on the Anna Lake deposit, Labrador and on the Elkhorn resource property, Wyoming. Other drill programs to evaluate targets for potential discovery include Colins Bay Extension, Saskatchewan; Anna Lake corridor, Labrador; and Wisker Valley, Newfoundland properties. Ground exploration programs on the North Thelon and Brudell Lake properties in Canada and several property investigations on the Company’s land holdings in the western United States should significantly advance various projects to the drill stage. The objective of this major exploration initiative is to significantly increase the Company’s uranium resources and to further advance projects towards feasibility and potential production; and to make additional new uranium discoveries. The Company is adequately financed to complete this initiative.

Results of Operations

The Company recorded a loss of $711,466 for the three months ended May 31, 2008 compared to a loss of $2,718,477 during the comparative three months ended May 31, 2007. The decrease in the loss from the prior comparative period was due mainly to a significant decrease in operating expenses which was partially offset by the recording during the three months ended May 31, 2007 of a future income tax recovery of $1,739,000 and an unrealized gain on marketable securities of $1,650,800. During the three months ended May 31, 2008 the future income tax recovery was only $375,500 and the Company recorded an unrealized loss on marketable securities of $655,951. Operating expenses for the current quarter were $739,870 compared to $6,437,439 for the three months ended May 31, 2007. The decrease in operating expenses was due mainly to the decrease in stock-based compensation expense recorded (2008 - $134,123; 2007 - $5,926,764). This decrease related to the fact that no options were granted during the current quarter while there was a granting of a significant number of incentive stock options during the three months ended May 31, 2007.

Quarterly Information

	Three	Three	Three	Three
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	May 31,	Feb 29,	Nov 30,	Aug 31,
	2008	2008	2007	2007

Total assets	$73,874,014	$74,344,460	$69,456,741	$69,516,365
Mineral properties and deferred costs	53,258,304	46,367,905	37,519,848	32,227,850
Working capital	16,756,555	23,920,707	29,594,655	33,426,137
Net income (loss) for the period	(711,466)	(484,991)	(839,017)	230,056
Net income (loss) per share	(0.01)	(0.00)	(0.01)	0.00

	Three	Three	Three	Three
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	May 31,	Feb 28,	Nov 30,	Aug 31,
	2007	2007	2006	2006

Total assets	$62,508,837	$32,556,210	$29,329,715	$19,602,265
Mineral properties and deferred costs	22,892,480	18,167,376	15,768,931	12,815,098
Working capital position (deficiency)	37,445,103	12,685,669	12,161,235	4,131,035
Net income (loss) for the period	(2,718,477)	(1,550,166)	(1,629,469)	(2,362,138)
Loss per share	(0.03)	(0.03)	(0.03)	(0.05)

Fiscal 2009
Total assets decreased by $470,446 from February 29, 2008 to May 31, 2008. This was mainly due to funds being spent on operations ($537,624) and the write-down of marketable securities to fair value ($655,951). These decreases were partially offset by the acquisition of mineral properties through the issuance of common shares of the Company with a value of $546,078. The loss for the three months ended May 31, 2008 was $226,475 higher than for the three months ended February 29, 2008. This was mainly due to an increase in unrealized loss on marketable securities (quarter ended May 31, 2008 -$655,951; quarter ended February 29, 2008 - $18,872) which was partially offset by the net effect of decreases in the recovery of future income taxes (quarter ended May 31, 2008 - $375,500; quarter ended February 29, 2008 - $2,816,000) , stock-based compensation (quarter ended May 31, 2008 - $134,123; quarter ended February 29, 2008 - $958,464) and the write-off of mineral properties (quarter ended May 31, 2008 - $Nil; quarter ended February 29, 2008 - $1,724,838).

Fiscal 2008
Total assets increased by $4,887,719 from November 30, 2007 to February 29, 2008. This was due mainly to the acquisition of NCA. Net loss for the quarter ended February 29, 2008 was $354,026 lower than for the quarter ended November 30, 2007. This was due to the recording of an income tax recovery of $2,891,000, which was partially offset by increases in stock-based compensation expense on granting of stock options and the write-off of mineral properties, during the current quarter. During the quarter ended February 29, 2008, stock-based compensation expense was $958,464 as compared to $67,857 in the prior quarter. Write-off of mineral properties was $1,724,838 as compared to $Nil during the prior quarter. At November 30 and August 31, 2007, total assets were similar. However, the loss for the quarter ended November 30, 2007 was $839,017 compared to net income of $230,056 for the quarter ended August 31, 2007. This was mainly due to a much larger gain on the sale of marketable securities and the recording of a future income tax recovery during the quarter ended August 31, 2007. Total assets at August 31, 2007 increased from May 31, 2007 due mainly to the amalgamation with Kilgore. The net income recorded during the quarter ended August 31, 2007 differed significantly from the loss for the previous quarter due to the reduction in stock-based compensation expense recorded. Total assets increased significantly from February 28, 2007 to May 31, 2007 due mostly to the completion of a private placement and the exercise of options and warrants for net proceeds totaling $26,950,463. The loss for the period was also much higher, due in large part to a significant increase in stock-based compensation expense.

Fiscal 2007
There were several significant changes in the key financial data during all of the quarters of fiscal 2007. The Company completed three private placement financings for total net proceeds of approximately $20.3 million. The Company also completed the amalgamation with Pathfinder Resources Ltd. (“Pathfinder”). Additionally, the Company purchased 2 million units at $0.50 per unit in Silver Spruce Resources Inc. (“Silver Spruce”). Silver Spruce is currently listed on the TSX Venture Exchange. During the year ended February 28, 2007, 5,791,635 share purchase warrants were exercised for proceeds totaling $3,042,680 and 3,235,720 stock options were exercised for proceeds totaling $2,064,126. The Company also recorded $5,216,773 in stock-based compensation expense associated with the granting of 5,040,500 incentive stock options.

Liquidity and Capital Resources

The Company commenced fiscal 2009 with working capital of approximately $23,900,000 and cash and short-term investments of $23,659,235. As at May 31, 2008, the Company has a working capitalposition of approximately $16,700,000 and cash and short-term investments of $16,865,805. Acquisition, investment, exploration and administrative expenditures incurred during the three months ended May 31, 2008 were primarily funded from cash and short-term investments on hand at February 29, 2008. During the three months ended May 31, 2008, the Company incurred net mineral property expenditures totaling approximately $6,360,000.

For the year ending February 28, 2009, Bayswater anticipates incurring exploration and property maintenance expenditures on each of the Company’s held projects. The Company has sufficient working capital to sustain operations for the next fiscal year. Bayswater’s main source of financing is through issuances of equity.

The Company does not anticipate generating revenues in the near future and intends to continue its mineral exploration activities. These activities, along with further mineral acquisitions, may need to be funded through additional equity financings.

Related party transactions

During the three months ended May 31, 2008, the Company:

a)	Paid or accrued $37,715 (2007 - $109,381) for management and consulting fees to a company controlled by the president, a director, a former director and companies with common directors.

b)	Paid or accrued $18,750 (2007 - $Nil) for directors fees.

c)	Paid or accrued $8,250 (2007 - $13,200) for rent to a company controlled by the president, a company with a director in common and a company owned by an officer of the Company.

d)	Paid or accrued $7,500 (2007 - $10,500) for administration fees to a company owned by an officer of the Company.

e)	Paid or accrued $Nil (2007 - $37,500) for investor relations to a company with a former common director.

f)	Paid or accrued $Nil (2007 - $200,000) and issued Nil (2007 – 54,645) common shares valued at $Nil (2007 - $100,000) for property acquisition costs to a company with a former common director.

g)	Paid or accrued $91,000 (2007 - $7,619) for consulting fees included in deferred exploration costs to a director, a former director and a company controlled by the president.

Included in accounts payable and accrued liabilities at May 31, 2008 is $62,612 (February 29, 2008 - $179,577) owing to a company controlled by the president of the Company, to a company with a director in common and to directors.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Off Balance Sheet Arrangements

The Company has no off Balance Sheet arrangements.

Investor Relations

During the year ended February 29, 2008, the Company entered into an investor relations agreement with The Windward Agency whereby the Company is obligated to pay US$4,000 per month for certain investor relations services provided. This agreement may be terminated, without penalty, with two weeks’ notice.

Commitments

During the year ended February 29, 2008, the Company entered into management services agreements with the Company’s President and its Chief Operating Officer. Both contracts are effective from January 1, 2008 to December 31, 2009 and remuneration for each is $20,000 per month. If the Company terminates either agreement prior to December 31, 2009, the Company will be obligated to make a termination payment equal to twelve times the monthly management fee.

New accounting policies

The following new standards were issued by the Canadian Institute of Chartered Accountants (“CICA”) in 2007 and are all effective for the fiscal year beginning March 1, 2008.

CICA Handbook Section 1535 - Capital Disclosures
This section establishes standards for the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

CICA Handbook Section 3862 and 3863 - Financial Instruments
These two standards replace the current standard, “Financial Instruments – Disclosure and Presentation” (Section 3861), revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how those risks are managed.

CICA Handbook Section 1400 - General Standards of Financial Statements
This section requires management to make an assessment of the Company’s ability to continue as a going concern, and to disclose any material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern.

The Company adopted these standards effective March 1, 2008 and management has determined that the adoption of these new standards will not have a material impact on the financial statements of the Company or its business, except for expanded disclosures in the notes to the financial statements.

New accounting pronouncements effective for future periods

CICA Handbook Section 3064 - Goodwill and other intangibles assets
This new section replaces Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Management does not expect the adoption of this new standard to have a material impact on the financial statements of the Corporation or its business. The Company will adopt the new standards for its fiscal year beginning March 1, 2009.

Subsequent events

Subsequent to May 31, 2008, the Company:

a)	cancelled all outstanding stock options previously granted with exercise prices greater than $0.45 and granted 13,834,490 new stock options, all with an exercise price of $0.45 per share; and

b)	entered into an option/joint venture agreement with Otis Capital Corp. (“Otis”) whereby Otis can earn up to a 75% interest in the Kilgore Gold property, located in Clark County, Idaho, and two additional gold properties, Hai and Gold Bug, located in Lemhi Counties, Idaho, USA (the “Properties).

Otis can earn an initial 50% interest in the Properties by completing the following:

i.	Payment of US$100,000 in cash (received) and the issuance of 500,000 common shares (received) upon the TSX-V acceptance of this transaction;

ii.	Payment of US$100,000 in cash and the issuance of 400,000 common shares and incurring US$250,000 in exploration expenditures in year one;

iii.	Issuance of 400,000 common shares and incurring US$350,000 in exploration expenditures in year two;

iv.	Issuance of 400,000 common shares and incurring US$500,000 in exploration expenditures in year three;

v.	Issuance of 400,000 common shares and incurring US$900,000 in exploration expenditures in year four; and

vi.	Issuance of 400,000 common shares and incurring US$1,000,000 in exploration expenditures in year five.

Otis can increase its interest to 75% by issuing an additional 1,000,000 common shares and by completing an independent pre-feasibility study on the Kilgore Gold Project. In the event that Otis does not exercise its right to earn the additional 25% interest, for a total of 75%, the Company may then elect to earn back a 10% interest, thereby retaining a 60% interest, by expending US$600,000 within the year following its election to exercise.

A 2.0% NSR will be paid to the Company on production of gold from the Property. At any time, Otis will have the right to purchase each one-fourth of the NSR for the sum of $500,000, up to a maximum of three-fourths (3/4), following which the Company would hold a 0.5% NSR.

This transaction has been approved by the TSX-V.

Risks and Uncertainties

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operatin g risks include: securing adequate funding to maintain and advance exploration properties; ensuring ownership of and access to mineral properties by confirmation that claims and leases are in good standing and obtaining permits for drilling and other exploration activities. The market prices for uranium and other metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Bayswater is currently earning an interest in certain of its key properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-down the previously capitalized costs related to that property.

The Company is operating in countries that currently have varied political environments. Changing political situations may affect the manner in which the Company operates. The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in local currencies or in US dollars. At this time there are no currency hedges in place. All work is primarily carried out through independent consultants and the Company requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Outstanding Share Data

As at July 25, 2008, there were 145,498,742 common shares issued and outstanding. There were also 13,834,490 stock options outstanding to directors, officers and consultants with exercise prices ranging between $0.24 and $0.45 per share and which expire between October 26, 2008, and June 10, 2013. In addition, 18,175,139 warrants were outstanding, which expire between September 8, 2008 and November 1, 2008 with exercise prices ranging between $1.10 and $1.85 per share.